Exhibit 99.1

CRH Secures US$33M Credit Facility from Scotiabank;
 Replaces Existing Debt
-Refinancing is immediately accretive to both cash flow and EPS

VANCOUVER, B.C. – November 25, 2015 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, has entered into an agreement with The Bank of Nova Scotia ("Scotiabank") for a US$33M Senior Secured Revolving Credit Facility (the "Facility").

The Facility will replace existing debt and will be used to assist in the financing of potential future acquisitions. The Facility has initially been used to repay in full CRH's senior secured credit facility with Knight Therapeutics Inc. ("Knight") in the amount of US$22M, and to repay an unsecured subordinated loan to the Bloom Burton Healthcare Structured Lending Fund II in the amount of US$2M. The interest rate on the loans repaid was 10% and 12%, respectively. The Company's outstanding indebtedness to Crown Capital Partners ("Crown") in the amount of CAD$22.5M will remain in place. CRH plans to use the Facility as a revolving facility, keeping cash balances low to further reduce interest expense. The approximate financing expense savings for 2016 is expected to be US$2.5M.

The interest for the Facility is calculated using a set formula with a base rate plus 2.5% - 3.0%, depending on the Company's total debt to EBITDA ratio. Under the Facility, using the current base rate, CRH has an expected total interest cost of approximately 3.5% per annum. The Facility matures on April 30, 2018 and is self-amortizing with fixed quarterly repayments of approximately 5% of the outstanding balance each quarter.

"For many years, CRH has focused on both growth and strong financial discipline, which is why we are proud to announce that our underlying business fundamentals and financial strength have enabled us to partner with Scotiabank, one of North America's premier financial institutions. We have now secured a low cost of capital that will further augment our cash flow and which is also accretive to earnings per share," stated Richard Bear, Chief Financial Officer.

Key benefits of the Scotiabank revolving credit facility

•	Significantly lowers CRH's cost of capital
•	Accretive to cash flow
•	Accretive to earnings per share (EPS)
•	Establishes a new, low cost source of financing for potential future CRH acquisitions

CEO of CRH, Edward Wright added "Almost exactly one year ago, we announced a transformative acquisition that was financed by Knight, Crown and Bloom Burton & Co. Their capital enabled CRH to execute on a bold vision that has proven to be successful for all CRH stakeholders. We are thankful to them for their early support and having enabled CRH to become a much bigger, more profitable company. Our financial performance has enabled us to secure financing from Scotiabank, and we now have both the platform and low cost of capital to grow CRH's business even further."

About CRH Medical Corporation:
CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service anesthesia services division serving the gastroenterology community, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Cautionary Note Regarding Forward-looking statements:

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this press release include statements regarding potential additional acquisitions and the use of the Facility to finance such acquisitions, the Company's plan to use the Facility as a revolving credit facility and to keep cash balances low, the amount of anticipated interest savings in 2016, the Company's expectation of increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities, and the anticipated benefits of the Facility. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this press release will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify suitable acquisition candidates and to complete such acquisitions, our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; risks related to the Company's credit facilities; risks related to adverse movements in foreign currency exchange rates; and the other risks described in the Company's Annual Information Form, Management's Discussion and Analysis of Financial Condition and Results of Operations; its Registration Statement on Form 40-F and other documents filed with, or furnished to, Canadian securities regulators and the Securities and Exchange Commission.